                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 3

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                               MBT FINANCIAL CORP.
                            (NAME OF SUBJECT COMPANY)

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                               MBT FINANCIAL CORP.
                        (NAME OF FILING PERSONS--OFFEROR)

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                           COMMON SHARES, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    578877102
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MR. RONALD D. LABEAU
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               102 E. FRONT STREET
                             MONROE, MICHIGAN 48161
                                 (734) 241-3431
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
      AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

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                                   COPIES TO:
                               E. L. HERBERT, ESQ.
                               WERNER & BLANK, LLC
                              7205 W. CENTRAL AVE.
                               TOLEDO, OHIO 43617
                                 (419) 841-8051

                            CALCULATION OF FILING FEE
Transaction                                 Amount of
Valuation*: $30,200,787.50                  Filing Fee:  $2,444

* Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This amount was calculated based on the purchase of 1,632,475 common shares, no par value, at the tender offer price of $18.50 per share in cash.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
     Amount Previously Paid:  $1,871.   Filing Party:  MBT Financial Corp.

     Form or Registration No.:  Schedule  TO.  Date Filed: October 30, 2003.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1. /X/ issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3. / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/.

                             INTRODUCTORY STATEMENT

     This Amendment No. 3 to Tender Offer Statement on Schedule TO further amends and supplements the Tender Offer Statement on Schedule TO, filed on October 30, 2003, as amended on November 10, 2003, and December 5, 2003, relating to the offer of MBT Financial Corp., a Michigan corporation, to purchase up to 1,250,000 of its common shares, no par value, or such lesser number of shares as are validly tendered and not properly withdrawn. MBT Financial Corp. offered to purchase these shares at a price of $18.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal ("Letter of Transmittal"), which, as amended or supplemented, together constituted the tender offer (the "Offer").

     This Amendment No. 3 to Schedule TO is filed to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended, solely to set forth the results of the Offer. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits 99(a)(1)(i) and 99 (a)(1)(ii), respectively.

     The information in the Offer to Purchase and the related Letter of Transmittal, as previously amended and supplemented by amendments to this Schedule TO, is incorporated in this Amendment No. 3 to the Schedule TO, as amended, by reference to all of the applicable items in the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

     The offer expired at 5:00 p.m., Eastern time, on December 4, 2003. According to the depositary, an aggregate of 2,646,758 shares were validly tendered, not withdrawn and available for purchase by the Company pursuant to the Offer. The Company, effective December 11, 2003, accepted for purchase 1,632,475 of the tendered shares at the purchase price of $18.50 per share, net to the seller in cash, which resulted in a final proration factor of 61.63% being applied to the purchase of shares tendered under the offer, other than shares tendered pursuant to qualifying odd lot tenders.

         On December 11, 2003, MBT Financial Corp. issued a press release announcing the completion of its tender offer. The press release is included herein as Exhibit 99 (a)(1)(xiii) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)      Form of Offer to Purchase, dated October 30, 2003.*

(a)(1)(ii) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9). *

(a)(1)(iii)    Notice of Guaranteed Delivery.*

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.*

(a)(1)(vi) Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks and Trust Companies.*

(a)(1)(vii) Form of Letter to Employee Stock Purchase Plan Participants with Instruction Form.*

(a)(1)(viii)   Form of Letter to Shareholders of Company, dated October 30,
               2003, from Ronald D. LaBeau, Chairman and Chief Executive Officer of the Company.*

(a)(1)(ix) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(x)      Press Release issued by the Company, dated October 30, 2003.*

(a)(1)(xi)     Questions and Answers Brochure*

(a)(1)(xii)    Press Release issued by the Company, dated December 5, 2003.*

(a)(1)(xiii)   Press Release issued by the Company, dated December 11, 2003, announcing the results of the tender offer.**

(b)            None.

(d)            None.

(g)            None.

(h)            None.

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*  Previously filed.

** Filed herewith.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2003               MBT Financial Corp.



                                        By:  /s/ Ronald D. LaBeau
                                            ------------------------------------
                                            Ronald D. LaBeau
                                            Chairman and Chief Executive Officer

                                  EXHIBIT INDEX


EXHIBIT NO.                              DESCRIPTION
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Ex. 99 (a)(1)(i)     Form of Offer to Purchase, dated October 30, 2003.*

Ex. 99 (a)(1)(ii)    Form of Letter of Transmittal (including Certification of
                     Taxpayer Identification Number on Form W-9). *

Ex. 99 (a)(1)(iii)   Notice of Guaranteed Delivery.*

Ex. 99 (a)(1)(iv)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees.*

Ex. 99 (a)(1)(v)     Form of Letter from Brokers, Dealers, Commercial Banks,
                     Trust Companies and Other Nominees to their Clients.*

Ex. 99 (a)(1)(vi)    Instruction Form for Shares Held by Brokers, Dealers,
                     Commercial Banks and Trust Companies.*

Ex. 99 (a)(1)(vii)   Form of Letter to Employee Stock Purchase Plan Participants
                     with Instruction Form.*

Ex. 99 (a)(1)(viii)  Form of Letter to Shareholders of Company, dated October
                     30, 2003, from Ronald D. LaBeau, Chairman and Chief Executive Officer of the Company.*

Ex. 99 (a)(1)(ix)    Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.*

Ex. 99 (a)(1)(x)     Press Release issued by the Company, dated October 30,
                     2003.*

Ex. 99 (a)(1)(xi)    Questions and Answers Brochure*

Ex. 99 (a)(1)(xii)   Press Release issued by the Company, dated December 5,
                     2003.*

Ex. 99 (a)(1)(xiii)  Press Release issued by the Company, dated December 11,
                     2003 announcing the results of the tender offer.**

Ex. 99 (b)           None.

Ex. 99 (d)           None.

Ex. 99 (g)           None.

Ex. 99 (h)           None.

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*  Previously filed.

** Filed herewith.